Exhibit 99.1

CNFinance Announces Third Quarter of 2020

Unaudited Financial Results

GUANGZHOU, China, November 23, 2020 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,093.4 million (US$454.2 million) during the third quarter of 2020, compared to RMB1,708.8 million in the same period of 2019.
●	Total outstanding loan principal[2] was RMB10.4 billion (US$1.5 billion) as of September 30, 2020, compared to RMB11.3 billion as of December 31, 2019.
●	Total interest and fees income were RMB476.0 million (US$69.9 million) in the third quarter of 2020, compared to RMB678.9 million in the same period of 2019.
●	Net income was RMB50.1 million (US$7.4 million) in the third quarter of 2020, compared to RMB177.3 million in the same period of 2019.
●	Basic and diluted earnings per ADS were RMB0.73 (US$0.11) and RMB0.67 (US$0.10), respectively, in the third quarter of 2020, compared to RMB2.59 and RMB2.35, respectively, in the same period of 2019.

“2020 is a special year. Like many other enterprises, CNFinance has experienced significant disruptions to its operations due to the COVID-19 pandemic. We have also been adversely affected by the recent regulatory development in China’s private lending, which imposes restrictions on the maximum annual interest rates charged to borrowers.” Commented Bin Zhai, Chairman and CEO of CNFinance, “Fortunately, our resilient and dedicated team have worked closely together to overcome those challenges. We managed to improve our governance while cooperating with our trust company partners to make necessary adjustments to better align with customer needs in this special period of time. In response to the new regulation on private lending interest rates, we also worked with our funding partners to voluntarily adjust interest rates on the loans we facilitated to timely comply with the new regulation. During the third quarter of 2020, the Company witnessed recovery in major operating and financial indicators. The loan origination volume was RMB3,093.4 million, representing an increase of 81.0% over the same period last year. As the result, the Company recorded revenue of RMB476.0 million and net income of RMB50.1 million. I am pleased and proud to announce these hard-won results, given the challenges we faced in 2020.

Going forward, we will continue to leverage technology as a driving force, and the collaboration model as a solid foundation to achieve faster growth. We will also keep monitoring regulatory developments and ensure compliance with all applicable regulations to lower our risk profile, all in an effort to seize the opportunity presented by the gradually-recovering Chinese economy and to ultimately increase our shareholders’ returns.”

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

Third Quarter 2020 Financial Results

Total interest and fees income decreased by 29.9% to RMB476.0 million (US$69.9 million) for the third quarter of 2020 from RMB678.9 million in the same period of 2019.

Interest and financing service fee on loans decreased by 30.1% to RMB472.5 million (US$69.4 million) for the third quarter of 2020 from RMB675.5 million in the same period of 2019, primarily due to the combined effect of (a) the decrease in the balance of average daily outstanding loan principal, which was a result of smaller loan origination volume as compared to the amount of loans repaid or collected since the third quarter of 2019, and (b) the lowered interest rate on loans facilitated in an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks increased by 2.9% to RMB3.5 million (US$0.5 million) for the third quarter of 2020 from RMB3.4 million in the same period of 2019.

Interest and fees expense decreased by 37.4% to RMB184.4 million (US$27.1 million) for the third quarter of 2020, compared to RMB294.8 million in the same period of 2019, primarily due to the decrease in the principal of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income were RMB291.6 million (US$42.8 million) for the third quarter of 2020, a decrease of 24.1% from RMB384.1 million in the same period of 2019.

Collaboration cost for sales partners increased to RMB112.5 million (US$16.5 million) for the third quarter of 2020 from RMB57.4 million in the third quarter of 2019, primarily due to the increase in outstanding loan principal under the new collaboration model as compared to the same period of 2019.

Net interest and fees income after collaboration cost was RMB179.1 million (US$26.3 million) for the third quarter of 2020, a decrease of 45.2% from RMB326.8 million in the same period of 2019.

Provision for credit losses decreased by 43.2% to RMB31.1 million (US$4.6 million) for the third quarter of 2020 from RMB54.8 million in the same period of 2019. The decrease was mainly attributable to the combined effect of (a) the decrease in outstanding principal of non-delinquent loans and loans delinquent within 90 days which resulted in a decrease in collectively assessed allowances; and (b) the increase in credit risk mitigation position put up by the sales partners which led to larger amount of guarantee asset recognized compared to the same period of 2019.

Other gains, net decreased to RMB37.4 million (US$5.5 million) for the third quarter of 2020 from gain of RMB61.8 million in the same period of 2019, primarily attributable to the decrease of net gain from the disposal of non-performing loans.

Total operating expenses increased by 4.6% to RMB117.9 million (US$17.3 million) for the third quarter of 2020, compared with RMB112.7 million in the same period of 2019.

Employee compensation and benefits decreased by 11.9% to RMB46.7 million (US$6.9 million) for the third quarter of 2020 from RMB53.0 million in the same period of 2019, primarily due to the continued decrease in the number of employees caused by the development of the new collaboration model as borrowers continue to be introduced by our sales partners.

Share-based compensation expense increased by 287.5% to RMB15.5 million (US$2.3 million) for the third quarter of 2020 from RMB4.0 million in the same period of 2019. According to the Company’s share option plan that was adopted on December 31 of 2019, approximately 50%, 30% and 20% of the option granted will be considered vested each of December 31 of 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 0.8% to RMB11.9 million (US$1.7 million) for the third quarter of 2020 from RMB11.8 million for the same period of 2019.

Operating lease cost decreased by 49.4% to RMB4.4 million (US$0.6 million) for the third quarter of 2020 as compared to RMB8.7 million for the same period of 2019, primarily due to continued development of the new collaboration model that allowed the Company to continue to reduce the costs associated with leased real estate previously used for sales efforts.

Other expenses increased by 11.9% to RMB39.4 million (US$5.8 million) for the third quarter of 2020 from RMB35.2 million in the same period of 2019, primarily due to the increase of advertisement fees related to the promotion of the new collaboration model.

Income tax expense decreased by 60.3% to RMB24.6 million (US$3.6 million) for the third quarter of 2020 from RMB62.0 million in the same period of 2019, primarily due to a decrease in the amount of taxable income.

Effective tax rate increased to 33.0% for the third quarter of 2020 from 25.9% in the same period of 2019, primarily due to the fact that the share-based compensation expenses were non-deductible expenses which increased to RMB15.5 million (US$2.3 million) for the third quarter of 2020 from

RMB4.0 million in the same period of 2019.

Net income decreased by 71.7% to RMB50.1 million (US$7.4 million) for the third quarter of 2020 from RMB177.3 million in the same period of 2019.

Basic and diluted earnings per ADS were RMB0.73 (US$0.11) and RMB0.67 (US$0.10), respectively, in the third quarter of 2020, compared to RMB2.59 and RMB2.35, respectively, in the same period of 2019. One ADS represents 20 ordinary shares.

As of September 30, 2020, the Company had RMB1.7 billion (US$0.2 billion) of cash and cash equivalents, same with RMB1.7 billion as of December 31, 2019, including RMB1.0 billion (US$0.1 billion) and RMB1.1 billion from structured funds as of September 30, 2020 and December 31, 2019, respectively, which could only be used to grant new loans and activities.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, increased from 5.4% as of December 31, 2019 to 5.6% as of September 30, 2020.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. For the fourth quarter of 2020, based on the information available as of the date of this press release, we expect net income to be between RMB50 million and RMB100 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, November 23, 2020 (9:00 AM Beijing/ Hong Kong Time on Tuesday, November 24, 2020).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on December 1, 2020.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10149970

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8101 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise (“MSE”) owners with its funding partners. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,705,356	1,686,714	247,678
Loans principal, interest and financing service fee receivables (net of allowance of RMB1,108,078 and RMB1,722,554 as of Dec 31, 2019 and September 30, 2020, respectively)	10,258,019	8,738,182	1,283,121
Investment securities	654,328	668,128	98,108
Property and equipment	9,196	5,057	743
Intangible assets and goodwill	3,738	3,367	494
Deferred tax assets	16,441	23,948	3,517
Deposits	133,513	115,398	16,945
Right-of-use assets	38,134	23,206	3,408
Other assets	207,524	645,000	94,712

Total assets	13,026,249	11,909,000	1,748,726

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	870,778	758,857	111,431
Other borrowings	6,652,138	5,304,790	778,959
Accrued employee benefits	37,276	24,959	3,665
Income tax payable	136,932	324,035	47,582
Deferred tax liabilities	359,286	166,505	24,450
Lease liabilities	38,134	23,141	3,398
Credit risk mitigation position	928,702	1,161,911	170,616
Other liabilities	404,469	511,776	75,149

Total liabilities	9,427,715	8,275,974	1,215,250
Ordinary shares(3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and September 30, 2020)	917	917	135
Additional paid-in capital	937,590	984,145	144,512
Retained earnings	2,662,146	2,653,847	389,693
Accumulated other comprehensive losses	(2,119)	(5,883)	(864)

Total shareholders’ equity	3,598,534	3,633,026	533,476

Total liabilities and shareholders’ equity	13,026,249	11,909,000	1,748,726

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	675,479	472,464	69,377
Interest on deposits with banks	3,450	3,495	513

Total interest and fees income	678,929	475,959	69,890

Interest and fees expenses	(294,776)	(184,349)	(27,070)

Net interest and fees income	384,153	291,610	42,820
Collaboration cost for sales partners	(57,416)	(112,480)	(16,517)
Net interest and fees income after collaboration cost	326,737	179,130	26,303

Provision for credit losses	(54,863)	(31,088)	(4,565)

Net interest and fees income after collaboration cost and provision for credit losses	271,874	148,042	21,738

Realized gains on sales of investments, net	18,250	7,232	1,062
Other gains, net	61,800	37,364	5,487

Total non-interest revenue	80,050	44,596	6,549

Operating expenses
Employee compensation and benefits	(52,994)	(46,687)	(6,856)
Share-based compensation expenses	(3,972)	(15,518)	(2,279)
Taxes and surcharges	(11,771)	(11,900)	(1,747)
Operating lease cost	(8,700)	(4,362)	(641)
Other expenses	(35,194)	(39,375)	(5,782)

Total operating expenses	(112,631)	(117,842)	(17,305)

Income before income tax	239,293	74,796	10,982
Income tax expense	(61,956)	(24,647)	(3,619)

Net income	177,337	50,149	7,363

Earnings per share
Basic	0.13	0.04	0.006
Diluted	0.12	0.03	0.004
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	2.59	0.73	0.107
Diluted	2.35	0.67	0.098

Other comprehensive income
Net unrealized (losses)/gains on investment securities	(1,995)	75	11
Foreign currency translation adjustment	8,211	(8,482)	(1,246)
Comprehensive income	183,553	41,742	6,128

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	2,361,654	1,411,570	207,276
Interest on deposits with banks	11,606	12,142	1,783

Total interest and fees income	2,373,260	1,423,712	209,059

Interest and fees expenses	(1,073,027)	(572,003)	(83,993)

Net interest and fees income	1,300,233	851,709	125,066
Collaboration cost for sales partners	(98,265)	(310,723)	(45,627)
Net interest and fees income after collaboration cost	1,201,968	540,986	79,439

Provision for credit losses	(322,925)	(308,460)	(45,294)

Net interest and fees income after collaboration cost and provision for credit losses	879,043	232,526	34,145

Realized gains on sales of investments, net	30,366	15,544	2,282
Other gains, net	95,344	117,828	17,302

Total non-interest revenue	125,710	133,372	19,584

Operating expenses
Employee compensation and benefits	(160,696)	(138,161)	(20,288)
Share-based compensation expenses	(11,915)	(46,554)	(6,836)
Taxes and surcharges	(47,699)	(36,784)	(5,401)
Operating lease cost	(28,572)	(17,164)	(2,520)
Other expenses	(118,955)	(93,986)	(13,801)

Total operating expenses	(367,837)	(332,649)	(48,846)

Income before income tax	636,916	33,249	4,883
Income tax expense	(163,255)	(23,677)	(3,477)

Net income	473,661	9,572	1,406

Earnings per share
Basic	0.35	0.01	0.001
Diluted	0.31	0.01	0.001
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	6.91	0.14	0.021
Diluted	6.27	0.13	0.019

Other comprehensive income
Net unrealized (losses)/gains on investment securities	(1,128)	422	62
Foreign currency translation adjustment	8,011	(4,184)	(614)
Comprehensive income	480,544	5,810	854